Exhibit 12.1

NGL ENERGY PARTNERS LP AND SUBSIDIARIES
COMPUTATION OF RATIOS OF (LOSS) EARNINGS TO FIXED CHARGES
AND COMBINED FIXED CHARGES AND PREFERRED UNIT DISTRIBUTIONS
(in Thousands, except ratio amounts)

	Three Months Ended June 30,	Fiscal Year Ended March 31,
	2018	2018	2017	2016	2015	2014

(LOSS) EARNINGS FROM CONTINUING OPERATIONS:
(Loss) income before income taxes from continuing operations (1)	$(164,597)	$(224,497)	$96,078	$(232,274)	$(18,897)	$(12,585)
Loss (income) before income taxes attributable to noncontrolling interests (1)	345	(240)	(6,297)	(11,202)	(12,157)	(1,097)
Fixed charges (1)	55,689	263,141	188,210	145,390	151,133	90,789
Total (loss) earnings from continuing operations (1)	$(108,563)	$38,404	$277,991	$(98,086)	$120,079	$77,107

FIXED CHARGES:
Interest expense (1)	$46,268	$199,147	$149,993	$132,749	$109,873	$58,539
Loss (gain) on early extinguishment of debt	137	23,201	(2,449)	(28,532)	—	—
Portion of rental expense estimated to relate to interest (1) (2)	9,284	40,793	40,666	41,173	41,260	32,250
Fixed charges (1)	$55,689	$263,141	$188,210	$145,390	$151,133	$90,789

PREFERRED UNIT DISTRIBUTIONS	15,899	40,916	14,693	—	—	—
Combined fixed charges and preferred unit distributions (1)	$71,588	$304,057	$202,903	$145,390	$151,133	$90,789

Ratio of earnings to fixed charges (3) (4)	—	—	1.48	—	—	—
Ratio of earnings to combined fixed charges and preferred unit distributions (3)	—	—	1.37

(1)	Amounts have been revised for discontinued operations for all periods presented.

(2)	Represents one-third of the total operating lease rental expense, which is that portion estimated to represent interest.

(3)
The ratio of earnings to fixed charges was less than 1:1 for the three months ended June 30, 2018 and fiscal year ended March 31, 2018. NGL Energy Partners LP would have needed to generate an additional $164.3 million and $224.7 million of earnings to achieve a ratio of 1:1 for the three months ended June 30, 2018 and fiscal year ended March 31, 2018, respectively. The ratio of earnings to combined fixed charges and preferred unit distributions was less than 1:1 for the three months ended June 30, 2018 and fiscal year ended March 31, 2018. NGL Energy Partners LP would have needed to generate an additional $180.2 million and $265.7 million of earnings to achieve a ratio of 1:1 for the three months ended June 30, 2018 and fiscal year ended March 31, 2018, respectively.

(4)
The ratio of earnings to fixed charges was less than 1:1 for the fiscal years ended March 31, 2016, 2015 and 2014. NGL Energy Partners LP would have needed to generate an additional $243.5 million, $31.1 million and $13.7 million of earnings to achieve a ratio of 1:1 for the fiscal years ended March 31, 2016, 2015 and 2014, respectively.